Mail Stop 4561

June 3, 2010

William McDonald
Chief Financial Officer
Digitiliti, Inc.
266 East 7th Street
St. Paul, Minnesota 55101

> **Re: Digitiliti, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 8-K filed May 21, 2010**
> **File No. 000-53235**

Dear Mr. McDonald:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A(T): Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 57

1.   It does not appear that your management has concluded on the effectiveness of internal control over financial reporting as of December 31, 2009. Please revise to indicate whether or not internal control over financial reporting was effective. Also, please revise to include a statement indicating that your annual report does not

include an attestation report on internal control over financial reporting from your
registered public accounting firm. Please refer to Item 308T(a) of Regulation S-K.

Form 8-K filed May 21, 2010

2.   We note your disclosure that your quarterly reports for 2009 should no longer be
relied upon and further restatement of your financial statements is not anticipated.
Please describe your basis for concluding that you do not need to file amended Forms
10-Q for 2009.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please submit all correspondence and supplemental materials on
EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may
wish to provide us with marked copies of any amendment to expedite our review. Please
furnish a cover letter that keys your response to our comments and provides any requested
information. Detailed cover letters greatly facilitate our review. Please understand that we
may have additional comments after reviewing any amendment and your response to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

William McDonald
Digitiliti, Inc.
June 3, 2010
Page 3

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief